UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Anywhere Real Estate Inc.

(Name of Issuer)

Common Stock of $0.01 par value

(Title of Class of Securities)

75605Y106

(CUSIP NUMBER)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,886,214
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,886,214
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,886,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON* IA, PN

*

Based on 110,484,931 shares of Common Stock of $0.01 par value (“Common Stock”) of Anywhere Real Estate Inc. (the “Issuer”) outstanding as of August 2, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2023.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,886,214
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,886,214
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,886,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON* HC, OO

*	Based on 110,484,931 shares of Common Stock of the Issuer outstanding as of August 2, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2023.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,886,214
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,886,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,886,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON* IN, HC

*	Based on 110,484,931 shares of Common Stock of the Issuer outstanding as of August 2, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2023.

CUSIP No. 75605Y106	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,886,214
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,886,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,886,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON* IN, HC

*	Based on 110,484,931 shares of Common Stock of the Issuer outstanding as of August 2, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2023.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) Josh Baumgarten and (iv) Adam Schwartz with the Securities and Exchange Commission (the “SEC”) on November 23, 2022, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed on July 26, 2023 (the “Schedule 13D”).

This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

As of 9:00 a.m. on October 12, 2023, the Noteholder currently holds $233,120,400 in aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2030.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (b) is amended and restated to read as follows:

(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 110,484,931 shares of Common Stock outstanding as of August 2, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2023.

Angelo Gordon, in its capacity as manager of the Accounts, has sole power to vote 9,886,214 shares of Common Stock and the power to dispose of 9,886,214 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 9,886,214 shares of Common Stock and the power to dispose of 9,886,214 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 9,886,214 shares of Common Stock and the shared power to dispose of 9,886,214 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 9,886,214 shares of Common Stock and the shared power to dispose of 9,886,214 shares of Common Stock held in the Accounts.

(c) Transactions in the shares of Common Stock by the Reporting Persons during the last sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Accounts have established a position in cash-settled equity swaps which in the aggregate represent economic exposure comparable to a notional interest in 1,237,900 shares of Common Stock (representing economic exposure comparable to approximately 1.12% of the outstanding shares of Common Stock). Under the terms of the swaps, (i) the Accounts will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Accounts any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty is Nomura Global Financial Products Inc. The swaps do not give the Reporting Persons or the Accounts direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

The Reporting Persons may enter into additional swaps for additional securities of the Issuer depending on market conditions and may increase or decrease its economic exposure through such swaps or other derivative instruments.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2023

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

Annex A

The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected over the past sixty days, inclusive of any transactions effected through 9:00 a.m., New York City time, on October 12, 2023. Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
10/02/2023	250,000	6.1455	(1)
10/03/2023	200,000	5.8192	(2)
10/05/2023	13,700	5.7501	(3)
10/06/2023	13,900	5.4710	(4)
10/09/2023	23,000	5.3670	(5)
10/10/2023	18,000	5.6213	(6)
10/11/2023	4,909	5.8042	(7)

(1)

The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.935 to $6.38, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), and (7).

(2)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.75 to $5.85, inclusive.
(3)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.60 to $5.835, inclusive.
(4)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.30 to $5.68, inclusive.
(5)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.13 to $5.44, inclusive.
(6)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.30 to $5.68, inclusive.
(7)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.66 to $5.90, inclusive.